Exhibit 99.1

MEDIA RELEASE

August 12, 2024

Algoma Steel Issues 2024 ESG Annual Report

SAULT STE. MARIE, Ontario, August 12, 2024 – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced the publication of its second annual Environmental, Social, and Governance (“ESG”) report (the “Report”).

Michael Garcia, Algoma’s Chief Executive Officer said, “As detailed in our latest ESG report, we are driving change across our business to ensure that our transformation to become a North American leader in green steel is supported by robust governance processes, strong stakeholder relationships and investments in our people and communities.”

“We are now in the final phase of construction of our Electric Arc Furnace steelmaking facilities and plan to start commissioning by the end of the year. As we move closer to this milestone, we are moving closer to a future of sustainable steel making in which we expect to reduce emissions by up to 70%, while enhancing the quality of our product, increasing production, and realizing our purpose to build better lives through steel.”

Over the past twelve months, in parallel to progress on the construction of our Electric Arc Furnace (EAF) Steelmaking Facilities, Algoma has continued to advance the development and implementation of its ESG strategy. Led by a cross-functional working group, the Company conducted reviews of governance and enterprise risk management processes to ensure that ESG and climate change factors are embedded into business processes and aligned with best practice.

In the Report, Algoma builds on the benchmarks and reporting frameworks established in its inaugural ESG report, in alignment with the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-related Financial Disclosures.

The Report is available on Algoma Steel’s website at www.algoma.com.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s strategic objectives, completion of Algoma’s EAF project, and the anticipated impact of Algoma’s EAF project and its plate mill modernization project and Algoma’s future financial performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development and Treasurer

Algoma Steel Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901